United States securities and exchange commission logo





                               November 10, 2022

       John Morgan
       Chief Executive Officer
       Nitches, Inc.
       1333 N Buffalo Dr., Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 14,
2022
                                                            File No. 024-12029

       Dear John Morgan:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note your press release on April 19, 2022 regarding your intent to create your own metaverse for users to
create 3D avatars and buy and sell NFTs. We have the following comments:
                                                            Please provide a
materially complete description of the proposed metaverse,
                                                            including the
timing of development and launch.
                                                            Please provide a
materially complete description of the NFTs, including their purpose, terms,
characteristics, minting, distribution, custody, and transferability, as well as the
availability of secondary markets. Please specifically address the
                                                            company   s role(s)
and, to the extent applicable, the role(s) of third parties.
                                                            Please provide us
with the company   s legal analysis as to whether the NFTs are
                                                            securities under
Section 2(a)(1) of the Securities Act of 1933. Your analysis should address not only
the NFTs themselves but also the operation of the platform through
 John Morgan
FirstName  LastNameJohn Morgan
Nitches, Inc.
Comapany 10,
November   NameNitches,
               2022      Inc.
November
Page 2     10, 2022 Page 2
FirstName LastName
              which they are minted and the development and operation of the metaverse.
                To the extent that third parties will be able to mint the NFTs, please describe the internal processes you will establish to determine whether such NFTs are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.
                Please identify the blockchain network on which the NFTs will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.
                Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.
                Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.
2. We note that the company currently mints and distributes NFTs that represent QR codes.
         We have the following comments:
             Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the
            company   s role(s) and, to the extent applicable, the role(s) of
third parties.
             Please supplementally provide us with the company   s legal
analysis as to whether the
            NFTs are securities under Section 2(a)(1) of the Securities Act of 1933.
             Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.
             Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.
3. Please clarify whether you intend to accept crypto assets as payment or otherwise acquire crypto assets. Please also clarify whether you intend to custody NFTs or other crypto assets.
4. Please describe the terms of your Equity Incentive Plan and Equity Incentive Program.
         We note your disclosure on pg. 6 that the Company plans to use their publicly traded common stock for the Equity Incentive Plan for Social Media in Phase I of the business.
         Please reconcile that disclosure with the disclosure on pg. 36 indicating that the Company does not plan to create the Equity Incentive Plan until after completion of Phase III of the business plan.
5. Please revise your filing throughout to remove improper "prospectus" and "registration statement" references.
6. We note that the purchase price for your securities reflected in your subscription agreement is different than the purchase price disclosed in your Offering Statement. We also note that the subscription agreement does not include a minimum investment amount.
         Please advise or revise.
 John Morgan
FirstName  LastNameJohn Morgan
Nitches, Inc.
Comapany 10,
November   NameNitches,
               2022      Inc.
November
Page 3     10, 2022 Page 3
FirstName LastName
7.       Please revise page ii to reflect the minimum purchase requirement.
Our Business, page 6

8. Please clarify whether Nitches has entered into any partnerships with any manufacturing partners and where those partners are located.
9. We note your disclosure regarding your three phases of business development. Please revise to clarify which phase of the business you are in.
10. We note your disclosure that you have a small sales and marketing organization. Please disclose the number of full-time and part-time employees that you have.
Management's Discussion & Analysis of Financial Condition & Results of Operations, page 30

11. We note you references to the financial statements at December 31 in several disclosures within your filing. Please remove and revise with appropriate accounting periods throughout your filing.
Directors, Executive Officers & Corporate Governance, page 34

12. Please expand Mr. John Morgan's biographical information to include his specific business experience during the past five years. Refer to Item 10(c) of
Part II of Form 1-A.
13. Mr. John Morgan is identified as the CEO and sole Director of the Company. Please reconcile with the disclosure found on Page 13 in the Risk Factor section discussing a Mr.
         Richard Papaleo as being CEO. Please also revise this section to identify Mr. Papaleo's and provide the information required by Item 10 of Part II of Form
1-A.

Executive Compensation, page 36

14. Please clarify whether the $100,000 in other compensation for John Morgan was due to his conversion of his 2020 Series A Preferred Share or due to a separate grant of
         100,000,000 shares of the Issuer.
Security Ownership of Management & Certain Securityholders, page 37

15. Please reconcile the disclosure in the table on pg. 37 that John Morgan owns one share of
         2020 Series A Preferred Stock with the disclosure on pg. F-20 that Mr. Morgan converted that share into 100,000,000 shares of Common Stock on November 4, 2021 and that as of
         May 31, 2022 the Company had no shares of Preferred Stock Series A issued and outstanding.
Description of Securities, page 38

16. Please reconcile the disclosure that there were 56,759,444 shares of common stock outstanding as of October 11, 2022 with information on Page F-21 that there were
 John Morgan
Nitches, Inc.
November 10, 2022
Page 4
         44,839,644 shares of Common Stock issued and outstanding as of May 31, 2022.
Preferred Stock, page 38

17. Please revise the table to clarify what the 25,200,000 amount represents.
Report of Independent Registered Public Accounting Firm
Opinion on the Financial Statements, page F-1

18. We note in the first paragraph, your auditor references the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended August 31. 2021. Please have your auditors revise to specifically state "and
         2020" to include both periods. Also, have your auditors revise the second paragraph to also cover the period ended August 31, 2020.
Financial Statements, page F-3

19. Please revise the column headings labeled December 31, 2021 on pages F-3 and F-5 to the appropriate period (i.e., August 31).
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJohn Morgan                                 Sincerely,
Comapany NameNitches, Inc.
                                                              Division of
Corporation Finance
November 10, 2022 Page 4                                      Office of
Manufacturing
FirstName LastName